

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2011

Mr. Andrew J. Kandalepas
President and Chief Executive Officer
Wellness Center USA, Inc.
1014 E. Algonquin Road, Suite 111
Schaumburg, Illinois 60173

> **Re: Wellness Center USA, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 31, 2011**
> **File No. 333-173216**

Dear Mr. Kandalepas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. Please update the discussion in your prospectus to the most recent date practicable.

Prospectus Cover Page

3. Please revise the reference to possible trading on the OTC Bulletin Board to simply state whether you expect to apply for inclusion in the quotation service or, if true, that you have applied for such inclusion. Please delete the current language pertaining to the reasons a

market may not develop to simply state that public trading in your common stock may never materialize. In addition, until your application is approved, the disclosure should indicate that you have not received approval of your application.

Prospectus Summary, page 1

4. We note the apparent misplaced words "Item 501 of Regulation S-K (Section 229.501 of this Chapter)." Please revise the disclosure to delete the apparent misplaced language.

Our Business, page 1

5. We note the statement that as of the date of the prospectus you had $4818 in cash. Please confirm whether this is the amount of cash you had as of December 31, 2010 or March 30, 2011.

6. Please reconcile your available cash with your estimated offering expenses of approximately $35,000.

7.   Please expand the discussion to briefly explain why you do not expect any revenues for at least one year after the registration statement is effective.

Common Stock Outstanding and Related Shareholder Matters, page 1

8. Please identify "the founder" you are referring to in this section.

9. Please expand the discussion relative to the sale of common stock to state the specific price per share for each described offering.

Terms of the Offering, page 2

10. Please revise the discussion to state the selling shareholders will offer the shares at $0.25 per share until a trading market for the shares develops, at which time the shares will be sold at market price.

Risk Factors – General

11. Please expand the risk factor section to include in the forefront of this section risk factors specifically addressing:
    - the extent of your business development;
    - your accountant's going concern opinion;
    - the need for additional capital;
    - dilution as a result such capital raising efforts; and
    - the lack of independent directors and related corporate governance issues and potential risks to shareholders.

<u>"We may incur product liability claims…," page 5</u>

12. Since you are apparently not engaged in any current activities, it appears to be inappropriate to characterize yourself as "a retailer, formulator and manufacturer…." Please revise the discussion to state "if we were to become a retailer, formulator and manufacturer …" or similar language. The discussion in this risk factor and throughout the prospectus should clearly differentiate between your current status and what your hopes or plans are for the future.

13. Please expand the discussion to state whether you currently have any product liability insurance and the amount of coverage, if any. If material, please disclose the premium payment for such coverage.

<u>"Unfavorable publicity or consumer acceptance of our products…," page 5</u>

14. Please revise the first sentence of this risk factor to state "If we were to become an operating company we will be highly dependent upon consumer acceptance…."

<u>"If we lose or are unable to obtain key personnel…," page 5</u>

15. Please revise the discussion to identify your sole executive officer and to clarify you currently have no employees. In this regard, it appears you are currently wholly dependent upon your sole officer. Accordingly, please revise the discussion in this risk factor and throughout the prospectus to use the singular rather than the plural form when referring to officers and not to refer to any employees, key or otherwise.

<u>"An unexpected interruption or shortage in the supply…," page 5</u>

16. The reference to contract manufacturers may imply you currently have contractors manufacturing your products. Please revise the introductory language in the first sentence to state "To the extent we engage in relationships with contract manufacturers in the future…."

<u>"If we experience product recalls, we may incur significant and unexpected costs…," page 6</u>

17. Please revise the introductory language in the first sentence to state "To the extent we engage in product sales in the future we …."

<u>"We operate in a highly competitive industry,…," page 8</u>

18. Please revise the subheading to state "We plan to operate in a highly competitive industry…." In addition, please revise the discussion to clarify that you do not currently have manufacturing operations.

<u>"Our failure to efficiently respond to changing consumer preferences…," page 8</u>

19. Please revise the first sentence to state "If we become successful our continued success will depend, in part …."

<u>"No market currently exists for our securities…," page 8</u>

20. Please expand the discussion to briefly describe the required criteria and the extent you presently satisfy such criteria, if at all.

21. Please expand the discussion concerning the illiquidity of OTC traded securities to present a more balanced presentation. For example, you attribute the illiquidity of the market to an absence of a national market quotation system. You have not addressed the extent to which, generally, capitalization, investor perception and interest, revenues, earnings, etc. may impact the liquidity of a particular security.

<u>"If our shares of common stock are actively traded…," page 8</u>

22. Please revise the subheading to briefly describe the risk you discuss in the risk factor itself.

<u>"We will incur ongoing costs and expenses for SEC reporting…," page 8</u>

23. Please expand the discussion to quantify the additional expenses you expect to incur as a public company.

<u>Determination of Offering Price, page 10</u>

24. Please revise the discussion to indicate the offering price of the shares of common stock was *not* determined by the price of the common stock that was sold to our security holders.

25. The discussion in this section should be consistent with the similar discussion appearing elsewhere in the prospectus. Accordingly, please revise the discussion to disclose the fixed offering price per share of common stock until such time as a market for the common stock develops at which time the common stock will be sold at prevailing market prices.

<u>Dilution, page 10</u>

26. Please expand the discussion to include the information requested by Item 506 of Regulation S-K. In this regard, we note the disparity between the offering price and the price paid by the selling officers, directors and promoters.

Selling Security Holders, page 11

27. Please provide footnote disclosure of the natural person with voting or investment power over the securities held by Woodrock Capital Partners and Presidents Corporate Group.

Description of Business, page 16

28. Please expand the discussion to include a description of the general development of your business during the past five years or since inception. The discussion should be limited to whatever transactions you have accomplished or activities in which you have actually engaged.

29. The descriptions of your business in the forepart of the prospectus and the notes to the financial statements are inconsistent with the discussion elsewhere in the prospectus. For example, on page 1 you state you have no revenues, have not begun operations, have no employees, and do not expect to commence earning revenues for at least one year after the registration statement is declared effective. In addition, Note 2 to the Financial Statements dated December 31, 2010 states "The Company is still devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced." However, the discussion on page 16 contains the following statements:
- WELLNESS CENTER USA, INC. (WCU or the Company) is doing business as an online sports supplement and nutrition store….;
- The Company focuses its products through the branding of Amino and in investing with on-going projects….;
- The products sold through Amino Factory are significantly different….; and
- …., we then process the order in our factory and ship to the customer within seven days.

    Please revise the disclosure on pages 16-23 to eliminate the suggestion that you perform activities related to the sale, manufacture or distribution of products if this is not the actual status of your operations. Please note that we will not provide further comment on this section of the prospectus until you have filed an amendment that substantially revises the disclosure in this section.

Market for Common Equity and Other Related Stockholder Matters, page 23

30. Please disclose the approximate number of holders of each class of your common equity as of the latest practicable date.

Financial Statements

General

31. It appears that your financial statements are not presented in the proper order in the registration statement and should go after MD&A. We note that the page number prior to the

financial statements section is page 24 and MD&A which follows the financial statements starts on page 25.

32. In the event of a delay, please update your financial statements as required by Item 8-08 of Regulation S-X.

Notes to Financial Statements

Note 2 – Summary of Significant accounting Policies

Stock-based compensation for obtaining employee services, page F-8

33. Please revise your disclosure to discuss how the expected volatility was determined for the options and warrants you valued using the Black-Scholes option-pricing valuation model. You appear to use the calculated value method because you state that you base it on a combination of the historical volatility of the comparable companies' stock over the contractual life of the options. Please disclose the reasons why it is not practicable for you to estimate the expected volatility of your share price, the appropriate industry sector index that you have selected, the reasons for selecting this particular index, and how you has calculated historical volatility using this index. Refer to FASB ASC 718-10-50-2(F)(2).

Note 5 - Stockholders' Deficit

Stock options, page F-13

34. Based on your disclosure it appears that the fair value of your common stock during each period presented was zero. Please revise your disclosure to clarify how you determined that the fair value of your common stock at each grant date. . Also, disclose whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective. If the valuation specialist was a related party, please state that fact.

Notes to Financial Statements (Unaudited)

Note 6 - Stockholders' Deficit

Warrants, page F-29

35. Please revise your disclosure to include all of the significant terms of the warrants issued, such as anti-dilution provisions and registration rights.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25 - General

36. Please refer to the cautionary advice regarding disclosure about critical accounting policies contained in Release FR-60. It appears that some of your accounting policies or estimates, such as your accounting for warrants and stock options, are critical to understanding your financial statements. Revise your disclosure to provide the information that meets the guidance in Release FR-72.

Plan of Operations, page 25

37. The discussion under this subheading appears to describe your present and anticipated business, but has not provided a plan for operations. In this regard, we also note your statements in the forepart of the prospectus concerning you lack of operations, revenues and employees. Please revise the discussion to provide a discussion of your plan of operations.

38. Please expand the discussion to explain what you mean by the phrase "have substantial findings already proven." We may have additional comments.

39. Please expand the discussion to explain what you mean by the statement "WCU will invest in these companies in exchange for shares and revenue sharing." In addition, in view of your current financial condition, please explain the source of funds necessary for the investments you describe. If acquisitions are currently unlikely or you have not actually taken any substantial steps to move the acquisition objective forward, please eliminate the related disclosure, including the first paragraph under "plan of operations" on page 25.

40. Please provide additional information concerning the specific nature of the proposed relationship with the clinic. In addition, please expand the discussion to explain what you mean by the phrase "assessment and treatment of developmental, behavioural and related disorders and dis-regulations that adversely impact the successful daily functioning in individuals…." If an actual relationship with the clinic is currently unlikely or you have not actually taken any substantial steps to move the relationship objective forward, please eliminate the related disclosure.

41. Please expand the discussion to explain what you mean by the statement "the company is ready to expand its offerings with a particular emphasis on providing entrepreneurs with growth capital." We may have additional comments.

42. We note the statement that "the company is seeking to raise approximately $3 million USD in order to finance its next phase of growth." Please expand the discussion to describe your next phase of growth and how you intend to "raise" the necessary funds. In addition, please explain specifically how you plan to expend any proceeds you may raise.

Forward Looking Statements, page 27

43. The first sentence of this section refers to "the following Plan of Operations" and referred to statements regarding:

- Projected sales and profitability;
- Growth strategies;
- Anticipated trends in our industry;
- Future financing plans;
- Anticipated needs for working capital;
- Lack of operational experience; and
- The benefits related to the ownership of our common stock.

However, no plan of operations follows this introductory language. Please revise or advise.

Directors, Executive Officers and Control Persons, page 27

44. The last sentence of the first paragraph of this section refers to director nominees, however no director nominees are indicated. Please advise or revise.

45. Please expand the discussion concerning Dr. Manolis and Messrs. Kandalepas and Papadopoulios to provide their principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. In addition for each director or person nominated or chose to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant. See Item 401(e) of Regulation S-K.

46. We note the discussion of the consulting agreement in Note 7 to the financial statements. Please file this agreement as an exhibit.

47. The services to be provided to the company pursuant to the consulting agreement, including accounting, general bookkeeping, and the preparation of your business plan, appear to be significant to your proposed business. Please provide the information requested by Item 401(c) of Regulation S-K.

Summary Compensation Table, page 29

48. Please revise the table to indicate the year for which the compensation information is provided.

Stock Option Plans, page 30

49. Please describe your stock option plan.

Certain Relationships and Related Party Transactions and Director Independence, page 31

50. Please identify your independent directors or, alternatively, state you currently have no independent directors serving on the board of directors.

51. Please identify your founder and the stockholder who made the advances, respectively.

52. Please identify the majority stockholder who controls the entity with which the company has a lease.

53. Please file the lease agreement as an exhibit.

Item 15. Recent Sales of Unregistered Securities

54. As requested by Item 15 of Form S-1, please expand the discussion to provide the information requested by Items 701(b), (c), and (d) of Regulation S-K for each transaction.

Exhibits – General

55. Your exhibits should be individually tagged electronically. Currently, individual exhibits cannot be located in EDGAR or other electronic database. In connection with your next amendment to your registration statement, please prepare an exhibit list and electronically file and tag each exhibit.

Exhibit 5

56. The legal opinion should be addressed to the company. Please revise.

Signatures

57. Please revise the signature block section to track the language requested by Form S-1. See Part II, Signatures of Form S-1.

58. The registration statement should also be signed by the registrant's controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the registration statement should indicate each capacity in which the registration statement is signed.

59. The registration statement is required to be signed by at least a majority of the board of directors. Please revise. See Instruction 1 to Signatures to Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Aaron D. McGeary, Esq.
    The McGeary Law Firm, P.C.
    405 Airport Freeway, Suite 5
    Bedford, Texas 76021